SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 11, 2016 filed by the Company with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A.:

By notice to the holders of the 11.500% Notes due 2020, Series No. 2 (the “2020 Notes”), IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) reported that it has entered into a First Supplemental Indenture, dated as of March 28, 2016 (the “2020 Notes Supplemental Indenture”), to the Indenture, dated as of July 20, 2010, among the Company, as issuer, The Bank of New York Mellon, as Trustee (the “Trustee”), Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina (the “2020 Notes Indenture”), relating to the 2020 Notes. The 2020 Notes Supplemental Indenture provides for the following amendments to the 2020 Notes Indenture: (1) the deletion of certain covenants; (2) the amendment or deletion of certain definitions and other provisions; and (3) the deletion of defined terms and section references which cease to have meaning by virtue of the other changes made. The 2020 Notes Supplemental Indenture became effective on March 28, 2016 and became operative on April 8, 2016. Approximately 57.98% of the holders of the 2020 Notes approved the terms of the 2020 Notes Supplemental Indenture pursuant to the Company’s solicitation of consents to such terms on the terms and subject to the conditions set forth in the Company’s Offer to Purchase and Consent Solicitation Statement, dated March 3, 2016, as amended, and at a meeting of the holders of the Notes on March 23, 2016.

Additionally, by notice to the holders of the 8.500% Notes due 2017, Series No. 1 (the “2017 Notes”), the Company reported that it has entered into a First Supplemental Indenture, dated as of April 7, 2016 (the “2017 Notes Supplemental Indenture”), to the Indenture, dated as of February 2, 2007, among the Company, as issuer, The Bank of New York Mellon (formerly The Bank of New York), as Trustee (the “Trustee”), Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. (formerly Banco Río de la Plata S.A.), as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina (the “2017 Notes Indenture”), relating to the 2017 Notes. The 2017 Notes Supplemental Indenture provides for the following amendments to the 2017 Notes Indenture: (1) the deletion of certain covenants, events of default and provisions relating to defeasance; (2) the amendment or deletion of certain definitions and other provisions; and (3) the deletion of defined terms and section references which cease to have meaning by virtue of the other changes made. The 2017 Notes Supplemental Indenture became effective on April 7, 2016, and became operative on April 8, 2016. Approximately 50.30% of the holders of the 2017 Notes approved the terms of the 2017 Notes Supplemental Indenture pursuant to the Company’s solicitation of consents to such terms on the terms and subject to the conditions set forth in the Company’s Offer to Purchase and Consent Solicitation Statement, dated March 3, 2016, as amended, and at a meeting of the holders of the Notes on April 7, 2016.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: April 15, 2016